KENMAR GLOBAL TRUST
                           UNAUDITED ACCOUNT STATEMENT
                     FOR THE MONTH ENDING NOVEMBER 30, 2002


                            STATEMENT OF INCOME(LOSS)

TRADING INCOME (LOSS)
Realized Trading Gain/(Loss) ............................      ($172,843.72)
Change in Unrealized Gain/(Loss) ........................      ($ 56,931.84)
Gain/(Loss) on Other Investments ........................       $  5,522.37
Brokerage Commission ....................................      ($167,685.94)
                                                               -------------
Total Trading Income ....................................      ($391,939.13)

EXPENSES
Audit Fees ..............................................       $       0.00
Administrative and Legal Fees ...........................       $  13,021.97
Management Fees .........................................       $       0.00
Incentive Fees ..........................................       $       0.00
Other Expenses ..........................................       $       0.00
                                                               -------------
Total Expenses ..........................................       $  13,021.97

INTEREST INCOME .........................................       $   8,413.78

NET INCOME(LOSS) FROM THE PERIOD ........................      ($396,547.32)
                                                               ============


                  STATEMENT OF CHANGES IN NET ASSET VALUE (NAV)

Beginning of Month ..................................        $18,293,036.85
Addition ............................................        $   391,025.34
Withdrawal ..........................................       ($   337,917.56)
Net Income/(Loss) ...................................       ($   396,547.32)
                                                            ---------------
Month End ...........................................        $17,949,597.31

Month End NAV Per Unit ..............................        $       104.62

Monthly Rate of Return ..............................                 -2.17%
Year to Date Rate of Return .........................                  8.44%



To the best of our knowledge and belief, the information above is accurate and complete:

 /s/ Kenneth A. Shewer                                /s/ Marc S. Goodman
---------------------------                          --------------------------
Kenneth A. Shewer, Chairman                          Marc S. Goodman, President


                    Kenmar Advisory Corp., General Partner of
                               Kenmar Global Trust

November 2002

SUMMARY                                                  KENMAR
                                                         GLOBAL
                                                         TRUST

================================================================================

Kenmar Global Trust (KGT) ended November down -2.17% due to losses throughout many of the financial markets. Small profits were realized in the currencies, meats and metals. The Net Asset Value per unit of KGT was $104.62 as of November 30, 2002.

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Allocation of Assets to Advisors

                                       Nov 1 2002        Dec  1 2002
                                       ----------        ------------
Graham                                     28%                29%
Grinham                                    40%                40%
Transtrend                                 32%                31%

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For most of November, global equity markets weaved in and out of positive territory. Better than expected retail sales, housing starts and jobless claims data gave a boost to US stocks; European bourses tracked Wall Street. In Asia, a rise in Tokyo's benchmark Nikkei 225 was led by sharp gains in banks, reflecting receding fears over a financial crisis and a weaker yen. Global bond prices fell, undermined by the strength in the world stock markets that left investors hoping signs of a real recovery could appear soon. Conversely, Japanese Government Bonds ended the month slightly higher amid relief that new issuance to finance an extra round of government spending would be within expectations. The market was also supported by gains in equities, which reduced the need for Japanese banks to sell bonds to cover losses on their stockholdings.

At the beginning of the month, weak investor confidence in the US dollar and signs that US equities would head lower pushed the euro back above parity. The euro's strength vis-a-vis the greenback was short-lived however; encouraging economic data from the US combined with increasing expectations of an imminent rate cut from the ECB sent the euro back below $0.99 by month-end. The US dollar was pressured downward by low interest rates in the US and persistent fears of a war to unseat the Iraqi government. Since the Federal Reserve's decision to lower short-term interest rates by 50 bps, the dollar has hit eight-week lows against the Japanese yen, 15-week lows against the euro and the Swiss franc, and a 31-month low against the British pound. However, encouraging US economic data at month-end and mounting hopes that the US economy is set for a more vigorous recovery helped the dollar advance against most major currencies. The Japanese yen ended the month slightly lower when the Bank of Japan worsened its assessment of the Japanese economy. The Swiss franc and the British pound ended the month flat.

In the commodities, price action in the energy complex was volatile amid supply concerns and the threat of a US/Iraqi conflict. At month-end, gold-ended flat and silver prices were slightly lower. Wheat sank to five-week lows, pressured by commodity fund selling. Coffee prices were volatile as roasters and traders bought amid concern over the availability of certain grades of robusta coffee. Sugar prices ended the month higher.

To the best of my knowledge and belief, the above information is accurate and complete.

Sincerely,


 /s/ Esther Eckerling Goodman
-----------------------------
Esther Eckerling Goodman
Chief Operating Officer and
Senior Executive Vice President
Kenmar Advisory Corp., as Managing Owner
Kenmar Global Trust

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       PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULSTS
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Kenmar Securities, Inc.            PO Box 5150             Fax 203.552.1500
                                   Greenwich, CT 06831